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                           May 23, 2023

       Jilliene Helman
       Chief Executive Officer
       RealtyMogul Income REIT, LLC
       10573 W. Pico Blvd. PMB #603
       Los Angeles, CA 90064

                                                        Re: RealtyMogul Income
REIT, LLC
                                                            Amended Offering
Statement on Form 1-A
                                                            Filed May 12, 2023
                                                            File No. 024-11877

       Dear Jilliene Helman:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Catherine De Lorenzo at 202-551-4079 or Ruairi Regan at 202-551-
       3269 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Real Estate & Construction
       cc:                                              Lauren Burnham Prevost,
Esq.